Exhibit 12.1

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Exhibit 12.1
First Charter Corporation
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30				Year Ended December 31
(Dollars in thousands)	2007		2006		2006		2005		2004		2003		2002

Computation of ratio of earnings to fixed charges:
Income from continuing operations before income tax expense	$32,369		$34,192		$71,161		$34,307		$64,127		$17,501		$54,750
Interest on nondeposit-interest bearing liabilities	28,322		23,747		48,771		46,266		28,943		28,946		32,270
Portion of rental expense deemed representative of interest	650		580		1,725		1,089		880		674		554

Total income for computation excluding interest on deposits	$61,341		$58,519		$121,657		$81,662		$93,950		$47,121		$87,574
Interest on deposits	52,904		34,904		82,448		53,456		35,350		41,544		50,957

Total income for computation including interest on deposits	$114,245		$93,423		$204,105		$135,118		$129,300		$88,665		$138,531

Fixed charges excluding interest on deposits	$28,972		$24,327		$50,496		$47,355		$29,823		$29,620		$32,824

Fixed charges including interest on deposits	$81,876		$59,231		$132,944		$100,811		$65,173		$71,164		$83,781

Ratio excluding interest on deposits	2.12	x	2.41	x	2.41	x	1.72	x	3.15	x	1.59	x	2.67	x

Ratio including interest on deposits	1.40	x	1.58	x	1.54	x	1.34	x	1.98	x	1.25	x	1.65	x

Components of fixed charges:
Interest:
Interest on deposits	$52,904		$34,904		$82,448		$53,456		$35,350		$41,544		$50,957
Interest on nondeposit interest-bearing liabilities	28,322		23,747		48,771		46,266		28,943		28,946		32,270

Total interest charges	$81,226		$58,651		$131,219		$99,722		$64,293		$70,490		$83,227

Rental expense:
Rental expense	$1,951		$1,741		$5,175		$3,267		$2,640		$2,021		$1,662
Portion of rental expense deemed representative of interest	650		580		1,725		1,089		880		674		554

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